February 8, 2019

Alexandre Scherer
Chief Executive Officer, Watford Insurance Company
Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda

       Re: Watford Holdings Ltd.
           Registration Statement on Form 10-12B
           Filed January 29, 2019
           File No. 001-38788

Dear Mr. Scherer:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12B filed January 29, 2019

Item 5. Directors and Executive Officers
Item 6. Executive Compensation, page 197

1. Please update the compensation disclosure for directors and executive officers for
      December 31, 2018, which is the last completed fiscal year. Refer to Item 402 of
      Regulation S-K.
General

2. Further to our earlier discussions, it appears that your efforts to date to generate interest in a new security for listing on Nasdaq stock market, including your press release issued on
      January 29, 2019, as well as the other activities in connection with the proposed listing, are indicative of a distribution of securities. Accordingly, we believe you are required to register the offer of the securities under the Securities Act. Please file a registration statement on Form S-1.
 Alexandre Scherer
Watford Holdings Ltd.
February 8, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameAlexandre Scherer
                                                          Division of
Corporation Finance
Comapany NameWatford Holdings Ltd.
                                                          Office of Healthcare
& Insurance
February 8, 2019 Page 2
cc:       Gary Boss, Esq.
FirstName LastName